UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of
October 2022

RADA ELECTRONIC INDUSTRIES LIMITED
(Name of Registrant)

7 Giborei Israel Street, Netanya 4250407, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

The text of this report on Form 6-K is incorporated by reference into the Registration Statement on Form S-4 (Registration No. 333-266494) of DRS previously filed with the SEC and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

RADA ELECTRONIC INDUSTRIES LTD.

Receipt of 104H Tax Ruling

RADA Electronic Industries Ltd. (the “Company” or “RADA”) announces that on September 18, 2022, it has received from the Israel Tax Authority (the “ITA”) a tax ruling (the “104H Tax Ruling”) with respect to the Israeli tax treatment applicable to the Merger Consideration payable to certain of RADA’s shareholders in connection with the merger transaction involving RADA, Leonardo DRS, Inc. (“DRS”) and Blackstart Ltd (such merger, the “Merger”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Agreement and Plan of Merger dated June 21, 2022, as amended (the “Merger Agreement”), submitted to the Securities and Exchange Commission as part of Exhibit 99.1 of the Company’s Form 6-K on June 21, 2022.

The 104H Tax Ruling applies to any shareholder of the Company who is part of the “Interested Public” (as such term is defined in Section 1.17 of the 104H Tax Ruling) and satisfies all the conditions stated in the 104H Tax Ruling.

As previously disclosed, the parties to the Merger Agreement approached the ITA in order to receive two additional tax rulings in connection with the Merger with respect to: (i) withholding of Israeli tax applicable to the Merger Consideration payable to (x) the Company’s shareholders who are not part of the Interested Public (or elected out of the 104H Tax Ruling or the 104H Tax Ruling is not otherwise applicable to them), and (y) employees and foreign-resident employees who are not included in the 102 Tax Ruling (as hereinafter defined) (the “Withholding Tax Ruling”), which is expected to be issued prior to the Closing and a copy of which will be submitted to the SEC on Form 6-K; and (ii) the tax treatment applicable to holders of RADA options issued to certain directors and employees of RADA under Section 3(i) and Section 102 of the Ordinance, which was received by the Company (the “102 Tax Ruling”).

The following is a summary discussion of the material provisions of the 104H Tax Ruling. The following summary is included for general information purposes only, is based upon current Israeli tax law and the provisions of the 104H Tax Ruling and should not be construed as or considered to be tax advice to any particular holder of RADA shares. No assurance can be given that future legislation, regulations or interpretations will not significantly change the tax considerations described below, and any such change may apply retroactively. This summary is not intended to be, and does not constitute, a complete review of all material terms of the 104H Tax Ruling, nor does it discuss all material aspects of Israeli tax consequences that may apply to particular holders of RADA shares (in light of their particular circumstances). YOU SHOULD CAREFULLY READ THE OFFICIAL, ORIGINAL HEBREW VERSION OF THE 104H TAX RULING THAT WILL BE UPLOADED TO THE COMPANY’S WEB SITE UNDER THE “INVESTOR RELATIONS” SECTION (https://www.rada.com/investors) AND CONSULT YOUR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE MERGER TO YOU. An unofficial translation of the 104H Tax Ruling is attached hereto as Exhibit 99.1. In the event of any discrepancy between the translation of the 104H Tax Ruling and the official, original Hebrew version of the 104H Tax Ruling, the official, original Hebrew version of the 104H Tax Ruling shall govern.

With respect to the Merger Consideration payable to shareholders who are considered Interested Public, the provisions of Section 104H of the Ordinance shall apply such that the sale of RADA shares in exchange for shares of DRS common stock shall not be deemed, subject to the terms and conditions of the 104H Tax Ruling, on the Effective Date, as a sale under the Ordinance, and the ‘sale event’ shall be deferred until such time as such shares of DRS common stock are actually sold by a shareholder. The 104H Tax Ruling provides detailed provisions regarding the calculation of capital gains (including the methodology for calculating new tax basis in the DRS common stock), withholding and reporting (as and if applicable) with respect to such future sale event. The 104H Tax Ruling further provides that issuance by DRS of the Merger Consideration to shareholders who are considered Interested Public and thus covered under the 104H Tax Ruling, is exempt from tax withholding under Israeli law. With respect to shareholders who are part of the Interested Public and whose RADA shares are registered directly with RADA’s transfer agent, American Stock Transfer & Trust Company LLC, such deferral of the tax event is subject, among other conditions, to the deposit of the shares of DRS common stock with a trustee (designated by RADA for such purpose) until the date such shares of DRS common stock are actually sold by such shareholder and such shareholder confirming in writing to the ITA, within 60 days of receipt of the 104H Tax Ruling, full acceptance of the terms and conditions of the 104H Tax Ruling.

The 104H Tax Ruling provides that any RADA shareholder who is part of the Interested Public may request to treat the sale of its RADA shares in exchange for shares of DRS common stock as a tax event. If a shareholder makes such a request, the provisions of the 104H Tax Ruling will not apply to such shareholder and the taxation of such shareholder shall be in accordance with Israeli law and, if applicable, the Withholding Tax Ruling.

Annexed hereto and incorporated herein by reference is the following document:

Exhibit 99.1	Translation to English of the Ruling issued by the Israel Tax Authority dated September 12, 2022(1)

____________________
(1)          English translation of the official, original version in Hebrew, which will be uploaded to the Company’s website as noted above.

Cautionary Statement Regarding Forward-Looking Statements

Information provided in this Report of Foreign Private Issuer on Form 6-K contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on the RADA’s and DRS’s current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, their business and industry, management’s beliefs and certain assumptions made by RADA and DRS, all of which are subject to change. The forward-looking statements include, but are not limited to, statements about RADA’s ability to obtain tax rulings from the ITA, and, in some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “potentially”, “continue,” “could”, “seek,” “see”, “would”, “might”, “continue”, “target” or the negative of these terms or other comparable terminology that convey uncertainty of future events or outcomes. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond RADA’s control. Although such statements are based on RADA’s own information and information from other sources RADA believes to be reliable, you should not place undue reliance on them and caution must be exercised in relying on forward-looking statements. These statements involve risks and uncertainties, and actual results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, the risk that the transaction may not be completed on anticipated terms and timing, in a timely manner or at all, which may adversely affect RADA’s or DRS’s respective business; uncertainties as to the timing of the consummation of the transaction and the potential failure to satisfy the conditions to the consummation of the transaction, including the receipt of the Withholding Tax Ruling, anticipated tax treatment, the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, the effect of the announcement or pendency of the transaction on the RADA’s or DRS’s respective business relationships, operating results, and business generally, the potential that RADA’s shareholders may not approve the Merger, litigation related to the Merger or otherwise and other risks and uncertainties affecting RADA, DRS and the Merger, including those described from time to time under the caption “Risk Factors” and elsewhere in DRS’s SEC filings and reports, including DRS’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and Quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2022 and RADA’s Annual Report on Form 20-F and in any subsequent reports on Form 6-K, each of which is on file with or furnished to the SEC and available at the SEC’s website at www.sec.gov. SEC filings for the Company are available on RADA’s website at https://www.rada.com/investors. We assume no obligation to update any forward-looking statements, which apply only as of the date of this Form 6-K.

No Offer or Solicitation

This report does not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote or approval nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation, sale, issuance or transfer would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Additional Information and Where to Find It

The proposed Merger was submitted to the shareholders of RADA for their consideration through the proxy statement/prospectus described below. On August 3, 2022, DRS filed with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) that included a preliminary proxy statement/prospectus with respect to RADA’s extraordinary shareholders meeting to be held on October 19, 2022 in connection with the merger of an indirect subsidiary of DRS with and into RADA, with RADA surviving, and with respect to shares of DRS common stock to be issued in the proposed Merger. The Registration Statement was thereafter amended (on September 2, 2022 and September 9, 2022) and declared effective on September 13, 2022 and a copy of the final proxy statement/prospectus contained therein was first made available to RADA shareholders on September 14, 2022.

This report is not a substitute for any prospectus or any other document that DRS or RADA has or may file with the SEC in connection with the proposed transaction. Investors and shareholders of RADA are urged to read the proxy statement/prospectus and any other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction.

You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and security holders will be able to obtain a free copy of the documents DRS files with the SEC by going to DRS’s website at www.leonardodrs.com, and of the documents RADA files with the SEC by going to RADA’s website at www.RADA.com. The website addresses of RADA and DRS are provided as inactive textual references only. None of the information contained on, or that may be accessed through RADA’s or DRS’s websites or any other website identified herein is part of, or incorporated into, this report. Alternatively, shareholder may obtain free copies of the registration statement, final proxy statement/prospectus and other documents which will be filed or furnished with the SEC by RADA by contacting RADA at +972 76 538 6202 or 7 Giborei Israel Street, Netanya, Israel.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADA Electronic Industries Ltd.
(Registrant)

By:	/s/ Dov Sella
Dov Sella
Chief Executive Officer

Date: October 7, 2022

EXHIBIT INDEX

NO.	DESCRIPTION

99.1	Translation to English of the Ruling issued by the Israel Tax Authority dated September 12,2022(1)

____________________
(1)          English translation of the official, original version in Hebrew, which will be uploaded to the Company’s website as noted above.